UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-18486

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING February 1, 2018 AND ENDING January 31, 2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **McLiney And Company**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

5201 Johnson Drive, Suite 415

(No. and Street)

Mission	Kansas	66205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George J. McLiney, Jr.   (816) 221-4042

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samyn & Martin

(Name – *if individual, state last, first, middle name*)

7285 W. 132nd Street, Suite 210	Overland Park	Kansas	66213
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, George J. McLiney, Jr. _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
McLiney And Company _____ , as
of January 31 _____ , 20 19 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



HEIDI ORTON
Notary Public - Notary Seal
State of Missouri
Commissioned for Clay County
My Commission Expires: April 28, 2019
Commission Number: 15434135

_____
Signature

Chairman Emeritus
_____
Title

Notary Public , Heidi Orton

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLiney and Company

Financial Statements

January 31, 2019

McLiney and Company

Financial Statements

January 31, 2019

Facing Page	1-2
Report of Independent Registered Public Accounting Firm	3
Financial Statements:	
Statement of Financial Condition	4
Statement of Income	5
Statement of Shareholders' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-16
Supplementary Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1	18
Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3	19
Report of Independent Registered Public Accounting Firm on Management's Exemption Report	20
Management's Exemption Report	21



SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders
of McLiney and Company**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McLiney and Company (the "Company") as of January 31, 2019, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC

We have served as the Company's auditor since 2016.

Overland Park, Kansas

March 22, 2019

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

McLiney and Company
Statement of Financial Condition
Janaury 31, 2019

Assets
Current assets:

Cash and cash equivalents	$	1,093,511
Cash, segregated account		5,000
Municipal bond inventory, at fair value		343,143
Temporary cash investment		101,805
Securities owned, at fair value, available-for-sale		91,057
Other receivables		4,931
Prepaid income taxes		14,920
Prepaid expenses		6,540
Total current assets		1,660,907
Furniture and equipment, net of accumulated depreciation of $27,118		9,498
Deferred income tax asset		29,263
Other assets		3,526
Total Assets	$	1,703,194

Liabilities
Current liabilities:

Accounts payable	$	17,100
Note payable - related party		52,000
Accrued liabilities - payroll taxes and withholdings		3,025
Total current liabilities		72,125

Shareholders' equity:
Common stock-

Class A, voting, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding		100,000
Class B, voting, $1 par value, 15,000 shares authorized, 5,090 issued and outstanding		5,090
Additional paid-in capital		10,180
Retained earnings		1,698,677
		1,813,947
Less treasury stock at cost (14,224 A shares and 3,916 B shares)		(182,878)
Total shareholders' equity		1,631,069
Total Liabilities and Shareholers' Equity	$	1,703,194

See notes to financial statements.

(4)

McLiney and Company
Statement Of Income
For the Year Ended January 31, 2019

Revenues:		
Underwriting	$	159,188
Investment banking		258,042
Proprietary trading		(3,566)
		413,664
Operating expenses		544,516
Loss from operations		(130,852)
Other operating income (expense):		
Interest income		4,369
Other income		10,532
Loss on disposal of assets		(9,661)
Interest expense		(5,200)
		40
Loss before income tax provision		(130,812)
Provision for income tax benefit		29,963
Net loss	$	(100,849)

See notes to financial statements.

McLiney and Company
Statement Of Shareholders' Equity
For the Year Ended January 31, 2019

	Balance 01/31/18	Net Loss	Balance 01/31/19
Common stock	$ 105,090	$ -	$ 105,090
Paid-in capital	10,180	-	10,180
Retained earnings	1,799,526	(100,849)	1,698,677
Treasury stock	(182,878)	-	(182,878)
Total equity	$ 1,731,918	$ (100,849)	$ 1,631,069

See notes to financial statements.

McLiney and Company
Statement Of Cash Flows
For the Year Ended January 31, 2019

Operating activities:		
Net loss	$	(100,849)
Adjustments to reconcile net loss to cash		
flows used in operating activities:		
Depreciation		3,680
Loss on disposal of assets		9,661
Realized gain on sale of securities owned		(8)
Unrealized loss on securities owned		3,574
Change in assets and liabilities-		
Municipal bond inventory		(338,146)
Temporary cash investment		(1,300)
Other receivables		244,476
Prepaid income taxes		(10,429)
Prepaid expenses		5,070
Deferred income tax asset		(29,263)
Accounts payable		(59,800)
Accrued liabilities		(152,860)
Cash used in operating activities		(426,194)
Investing activities:		
Purchase of securities owned		(198,404)
Proceeds from sale of securities owned		98,784
Purchase of furniture and equipment		(1,233)
Cash used in investing activities		(100,853)
Financing activities:		
Borrowings on line of credit		-
Payments on line of credit		-
Cash provided by financing activities		-
Decrease in cash and cash equivalents		(527,047)
Cash and cash equivalents, beginning of year		1,625,558
Cash and cash equivalents, end of year	$	1,098,511
Supplemental cash flow information:		
Interest paid	$	5,200
Income taxes paid	$	12,994

See notes to financial statements.

1. **Nature of Operations and Summary of Significant Accounting Policies**

    Nature of Operations:
    The Company is a broker-dealer, principally in securities of municipalities, with customers throughout the United States. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC).

    Use of Estimates:
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

    Property, Furniture and Equipment:
    Property, furniture and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective asset are charged against earnings in the period in which they are incurred. Depreciation is calculated on straight-line using estimated useful lives of five to thirty-nine years. Depreciation expense was $3,680 for the year ended January 31, 2019.

    Long-lived Assets:
    Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of January 31, 2019, there had been no impairment in the carrying value of long-lived assets.

    Cash and Cash Equivalents:
    The Company's cash and cash equivalents consist principally of cash and money market accounts with financial institutions. The investment policy limits the amount of credit exposure of any one financial institution. From time to time, the Company will have cash in excess of the FDIC's $250,000 limit. As of January 31, 2019, the Company has $704,616 in excess of the FDIC limit.

Accounts Receivable:

The Company carries trade accounts receivable on a gross, with no discounting for allowance for bad debts. There is no collateral held by the Company for accounts receivable. Interest is not accrued on accounts receivable. The Company does not believe that there are significant concentrations of credit risk arising from accounts receivable. Included in accounts receivable as of January 31, 2019 was $2,014 of purchased interest on municipal bonds held in inventory and an employee receivable of $2,917.

Concentrations:

Three individuals were responsible for generating approximately 73% of Company revenues for the year ended January 31, 2019. Approximately 62% of the Company's revenue was generated through investment banking fees on municipal securities underwriting.

Revenue Recognition:

Underwriting - The Company recognizes revenue on its underwriting of municipal bond securities on a trade date basis.

Investment Banking – Investment banking revenues, which include placement and advisory fees, are recorded and collected when services for the transactions are completed under the terms of each engagement and the transaction has closed. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Expenses related to investment banking deals not completed are recognized as operating expenses on the statement of income.

Proprietary Trading – Proprietary trading revenues include realized and unrealized gains on firm investments in exchange traded funds. Realized gains and losses are recognized on a trade date basis. Firm investments are reflected at current market values with unrealized gains and losses included in income.

Interest Income and Expense – The Company recognizes contractual interest on its municipal bond inventory on an accrual basis as a component of interest income. The Company accounts for interest related to its line of credit on an accrual basis with related interest recorded as interest expense.

Advertising Expense:

Advertising expense was $14,593 for the year ended January 31, 2019.

Income Taxes:

The Company follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company records uncertain tax positions when the effect of the outcome is considered more likely than not and reasonably estimable. As of January 31, 2019, the Company has not made any accruals for uncertain tax provisions. Fiscal years ended in 2016 and after remain subject to examination by major tax jurisdictions.

Recently Issued Accounting Pronouncements:

ASU 2016-02 - In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases*. This ASU will supersede the guidance in ASC Topic 840, *Leases*. Under ASU 2016-02, for lease arrangements exceeding a 12-month term, a lessee will be required to recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 will retain a distinction between finance and operating leases;

however, the principal difference from the previous guidance is that lease assets and liabilities arising from operating leases will be recognized in the balance sheet. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will not significantly change from current GAAP. Subsequent to issuing ASU 2016-02, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-02 and providing additional (optional) transition method with which to adopt the new lease standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-02. Under ASU 2016-02, an entity may apply the amendments by using one of the following two methods: (1) recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach or (2) apply the standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2016-02 will be effective for the Company's fiscal year beginning February 1, 2019. The Company has not selected a transition method and is currently assessing the impact of this ASU, but does not expect the standard to have a material impact on its net income. Upon adoption of ASU 2016-02, the Company expects to recognize right-of-use assets and lease liabilities for its operating leases, with initial measurement as defined by the ASU, in its balance sheet.

ASU 2014-09 - In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* to clarify the principles of recognizing revenue from contracts with customers to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition*, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (3) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied to only the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of the initial application. ASU is effective for annual reporting periods beginning after December 15, 2017. Subsequent to issuing ASU 2014-09,

the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09.

The guidance does not apply to revenue associated with financial instruments, such as interest revenue, which is accounted for under other GAAP. Accordingly, net interest revenue will not be impacted. The Company adopted the revenue recognition standard as of February 1, 2018 using the modified retrospective method of adoption. This adoption did not have a material impact on the Company's financial condition, results of operations or cash flows as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies.

Management has reviewed recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC, other than those noted above, and feel they did not or will not have a material impact on the Company's present or future financial statements.

2. **Note Payable**
   The Company has a $5,000,000 line of credit with a bank secured by municipal bond inventory and the personal guarantee of the shareholders. Interest is payable monthly at the prime rate with a floor of 5%. The line matures in November of 2019. On January 31, 2019 the prime rate was 5.50% and was 4.50% to 5.50% during the year then ended.

3. **Note Payable-Related Party**
   On January 1, 2007 the company executed a note payable with a related party in the amount of $52,000 in exchange for 3,320 shares of Class A company stock. The note bears interest at 10%, payable monthly with the principal payable on demand. As of January 31, 2019 there is $52,000 payable on this note.

   Total interest expense was $5,200 for the year ended January 31, 2019.

4. **Net Capital Requirements and SIPC Assessment**
   The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At January 31, 2019, the Company had an aggregate indebtedness to net capital ratio of 0.047 to 1 and net capital of $1,526,107.

5. **Pension Plan**
    The Company has a Savings Incentive Match Plan for Employees (SIMPLE) covering all employees. The Company will match employee contributions up to 3% of compensation. Amounts contributed for the year ended January 31, 2019 was $6,991.

6. **Income Taxes**
    The Tax Cuts and Jobs Act was enacted on December 22, 2017. The Act reduces the U.S. federal corporate income tax rate from 35% to 21%. The U.S. federal statutory income tax rate, for companies with a fiscal year end of January 31, 2019 was 21%.

    Provision for income taxes is comprised of the following for the fiscal year ending January 31, 2019:

Current expense (benefit):		
Federal	$	-
State		-
		-
Deferred expense (benefit):		
Federal		(25,692)
State		(4,271)
		(29,963)
Provision for income taxes	$	(29,963)

    Deferred tax assets (liabilities) are comprised of the following:

Deferred tax assets:		
Operating loss carryforwards	$	31,258
Deferred tax liabilities:		
Furniture and equipment		(1,995)
Net deferred tax asset	$	29,263

    As of January 31, 2019, the Company has approximately $125,000 of operating loss carryforwards. These carryforwards expire in the fiscal year ending January 31, 2034. The Company expects to fully utilize the loss carryforward prior to expiration. Accordingly no valuation allowance against the computed benefit has been provided.

7. **Commitments, Contingencies, and Guarantees**
   The Company rents office space under a lease ending on October 31, 2023. Rent expense for the year ended January 31, 2019 totaled $42,306. Minimum future lease payments are: $42,306 for the year ended January 31, 2020; $42,306 for the year ended January 31, 2021; $42,306 for the year ended January 31, 2022; and, $31,730 for the year ended January 31, 2023. Total minimum future lease payments are $158,648.

   The Company leases office equipment under a lease ending on May 31, 2022. Lease expense for the year ended January 31, 2019 totaled $3,874. Minimum future lease payments are: $2,880 for the year ended January 31, 2020; $2,880 for the year ended January 31, 2021; and, $960 for the year ended January 31, 2022. Total minimum future lease payments are $6,720.

   At January 31, 2019, the Company had entered into $0 of "when-issued" purchase commitments and $0 of "when-issued" sales commitments.

8. **Computation of determination of reserve requirements (Rule 15c3-3)**
   A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(i).

9. **Information relating to possession or control requirements (Rule 15c3-3)**
   Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

10. **Fair Value Measurements**
    ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

    Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes municipal bond inventory, active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities. The Company had no level 2 assets as of January 31, 2019.

Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. The Company had no level 3 assets at any time during the year ended January 31, 2019.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of January 31, 2019:

	Level 1	Level 2	Level 3	Fair Value
Municipal bond inventory	$ 343,143	$ -	$ -	$ 343,143
Securities owned	91,057	-	-	91,057
Total assets at fair value	$ 434,200	$ -	$ -	$ 434,200

Valuation Techniques

Level 1 Measurements:
In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than quoted prices that are observable, either directly or indirectly.

Level 2 and 3 Measurements:
The Company has no material assets or liabilities classified as Level 2 or Level 3 of the fair value hierarchy.

Fair Value of Financial Instruments Not Recorded at Fair Value

Other receivables are short-term in nature and accordingly are carried at amounts that approximate fair value. These financial instruments are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value.

11.   **Subsequent events**
The Company has evaluated all subsequent events through March XX, 2019, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

McLiney and Company

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

January 31, 2019

Net Capital:

Total shareholders' equity	$	1,631,069
Ownership equity not allowable for net capital:		
Office furniture and equipment, net		(9,498)
Other receivables		(4,931)
Prepaid income taxes		(14,920)
Prepaid expenses		(6,540)
Deferred income tax asset		(29,263)
Other assets		(3,526)
Net capital before haircuts on investments		1,562,391
Haircuts on investments		(36,284)
Net capital	$	1,526,107
Aggregate indebtedness	$	72,125
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	1,426,107
Ratio : aggregate indebtedness to net capital		0.0473

A reconciliation of the Company's computation of Net Capital is not necessary because there were no material differences between audited Net Capital and Net Capital reported in the Part II A FOCUS report.

McLiney and Company

**Schedule II - Computation of Determination of Reserve Requirements and
  Information Relating to Possession or Control Requirements Under Rule
  15c3-3 of the Securities and Exchange Commission**

January 31, 2019

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3.

Report of Independent Registered Public Accounting Firm on Management's Exemption Report



SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of McLiney and Company

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) McLiney and Company (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC
Overland Park, Kansas
March 22, 2019

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

Management's Exemption Report

McLINEY AND COMPANY

Investment Banking
Municipal Bonds

5201 JOHNSON DRIVE, SUITE 415
MISSION, KS 66205

(816) 221-4042
(800) 432-4042
FAX (816) 221-4048

McLiney And Company Exemption Report

McLiney And Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

McLiney And Company
George J. McLiney, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chairman Emeritus

March 11, 2019

1



SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of

McLiney and Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by McLiney and Company (the "Company") and the Securities Investor Protection Corporation (the "SIPC"), solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended January 31, 2019. The Company's management is responsible for its SIPC-7 and for the its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended January 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment, if any, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended January 31, 2019. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC
Overland Park, Kansas
March 22, 2019

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

AMENDED

For the fiscal year ended January 31, 20 19
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

McLiney and Company
5201 Johnson Drive, Suite 415
Mission, KS 66205

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Heidi Orton 816-221-4042

2. A. General Assessment (item 2e from page 2)		$ 628
B. Less payment made with SIPC-6 filed (exclude interest) 08/31/2018 Date Paid		(446)
C. Less prior overpayment applied		(325)
D. Assessment balance due or (overpayment)		0
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ (143)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(143)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McLiney and Company
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 15th day of March, 20 19.

Chairman Emeritus
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning February 1, 20 18
and ending January 31, 20 19
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $457,826

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

    (2) Net loss from principal transactions in securities in trading accounts.   3,568

    (3) Net loss from principal transactions in commodities in trading accounts.   0

    (4) Interest and dividend expense deducted in determining item 2a.   0

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   0

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

    (7) Net loss from securities in investment accounts.   0

        Total additions   3,568

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   0

    (2) Revenues from commodity transactions.   0

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

    (4) Reimbursements for postage in connection with proxy solicitation.   0

    (5) Net gain from securities in investment accounts.   0

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   38,004

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   57

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $4,369

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0

        Enter the greater of line (i) or (ii)   4,369

        Total deductions   42,430

2d. SIPC Net Operating Revenues $418,964

2e. General Assessment @ .0015 $628

(to page 1, line 2.A.)

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